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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                           (Amendment No. _____ )*

                                 -----------

                              TYLER CORPORATION
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                              (Name of Issuer)

                        Common Stock, $0.01 par value
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                       (Title of Class of Securities)

                                  902184100
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                               (CUSIP Number)


              Mr. William D. Oates, 2800 West Mockingbird Lane,
                     Dallas, Texas 75235, (214) 902-5000
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              February 19, 1998
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                SCHEDULE 13D

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CUSIP NO. 902184100                                           PAGE 2 OF 5 PAGES
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1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        William D. Oates
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [_]
                                                                      (b) [_]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        PF; OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
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                        7       SOLE VOTING POWER
     NUMBER OF                  8,765,000
       SHARES           ----------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
        EACH            ----------------------------------------------
     REPORTING          9       SOLE DISPOSITIVE POWER
       PERSON                   6,565,000
        WITH            ----------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,765,000
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
        (See Instructions)
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        24.6%
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14      TYPE OF REPORTING PERSON (See Instructions)
        IN
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                                SCHEDULE 13D

CUSIP NO. 902184100                                           Page 3 of 5 Pages

Item 1. Security and Issuer.

        This Schedule 13D (this "Filing") relates to the Common Stock, $0.01 par value ("Tyler Common Stock") of Tyler Corporation, a Delaware corporation (the "Company"), which has its principal executive offices located at 2121 San Jacinto Street, Dallas, Texas 75201. The purpose of this Filing is to reflect William D. Oates' beneficial ownership of Tyler Common Stock following the merger of Business Resources Corporation, a Texas corporation ("BRC"), with and into a subsidiary of the Company.

Item 2. Identity and Background.

        (a)     William D. Oates ("Mr. Oates").

        (b)     2800 West Mockingbird Lane, Dallas, Texas 75235.

        (c) Member of the Board of Directors of the Company and President of BRC, a provider of information management solutions to county governments, see Item 2(b) for address.

        (d) Mr. Oates has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Oates has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)     Mr. Oates is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        On February 19, 1998, the Company completed the acquisition of BRC.
The acquisition was effected by a merger (the "Merger") of BRC with and into T1 Acquisition Corporation, a Texas corporation and wholly owned subsidiary of the Company, now known as Business Resources Corporation ("Merger Sub"). As a result of the Merger, the 87,765 shares of BRC common stock beneficially owned by Mr. Oates were converted into 8,765,000 shares of Tyler Common Stock and cash.

Item 4. Purpose of Transaction.

        Beneficial ownership of the shares of Tyler Common Stock described in this Filing were acquired as a result of the Merger. Mr. Oates does not have any specific plans or proposals which relate to or would result in: the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but Mr. Oates reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5. Interest in Securities of the Issuer.

        (a) Mr. Oates beneficially owns 8,765,000 shares of Tyler Common Stock, which represents 24.6% of the outstanding Tyler Common Stock. With respect to 2,200,000 of the shares of Tyler Common Stock beneficially owned by Mr. Oates, sole voting power and record ownership was retained pursuant to collateral pledge arrangements



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                                                              Page 4 of 5 Pages


securing payment for 2,000,000 of such shares sold to William Hunter Oates, 100,000 of such shares sold to Robert Davis, and 100,000 of such shares sold to Don Faulkenberry.

        The calculations of the percentage of outstanding Tyler Common Stock are based upon 23,309,277 shares of Tyler Common Stock outstanding on January 16, 1998 as reported in the Company's Proxy Statement for the special stockholders meeting held February 19, 1998 plus the 12,250,000 shares of Tyler Common Stock issued in connection with the Company's acquisition of BRC, The Software Group, Inc., Interactive Computer Design, Inc., and Incode Systems, Inc. on February 19, 1998.

        (b) Mr. Oates has the sole power to vote 8,765,000 shares of Tyler Common Stock and the sole power to dispose of 6,565,000 shares of Tyler Common Stock.

        (c) No transactions in Tyler Common Stock were effected by Mr. Oates within the 60 days prior to the date this Filing was filed.

        (d)     None.

        (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Pursuant to the sale arrangements with William Hunter Oates, Robert Davis, and Don Faulkenberry described in Item 5(a), pending full payment of the purchase price for the shares sold to such persons, Mr. Oates retains sole voting power and record ownership of such shares and may therefore be deemed to be the beneficial owner of such 2,200,000 shares of Tyler Common Stock.

Item 7. Material to be Filed as Exhibits.

        None.

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Signature

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Filing is true, complete and correct.



February 25, 1998                          /s/ William D. Oates
                                           ----------------------------------
                                           WILLIAM D. OATES